UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the fiscal year end	December 31, 2001

[ ]	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
For the transition period from	to

Commission File Number:	1-9614

VAIL RESORTS 401(k) RETIREMENT PLAN
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(Full Title of the Plan)

VAIL RESORTS, INC.
Post Office Box 7
Vail, Colorado 81658
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(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

VAIL RESORTS 401(k) RETIREMENT PLAN

INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2001 AND 2000

Page(s)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3

NOTES TO FINANCIAL STATEMENTS	4-9

SUPPLEMENTAL SCHEDULE:

Schedule I - Schedule of Assets (Held at End of Year) as of December 31, 2001	10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and the Administrative
Committee of the Vail Resorts
401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of VAIL RESORTS 401(k) RETIREMENT PLAN (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Denver, Colorado,

June 27, 2002.

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000

INVESTMENTS, at fair value (Notes 2 and 3):
Money market funds	$ 4,968,662	$ 3,894,581
Mutual funds	46,003,319	49,271,064
Vail Resorts, Inc. common stock	670,194	909,375
Participant loans	1,421,876	1,335,097
Total investments	53,064,051	55,410,117

RECEIVABLES:
Employee contributions	276,321	4,858
Employer contributions, net of forfeitures	82,730	72,917
Total receivables	359,051	77,775
Total assets	53,423,102	55,487,892

LIABILITIES

CORRECTIVE DISTRIBUTIONS (Note 4)	--	(54,431)
NET ASSETS AVAILABLE FOR BENEFITS	$53,423,102	$55,433,461

The accompanying notes are an integral part of these statements.

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions-
Employees	$ 6,143,413
Employer, net of forfeitures applied	1,874,139
Rollover	220,238
Total contributions	8,237,790

Interest and dividend income (Note 2)	1,110,358
Total additions	9,348,148
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,403,283
Net depreciation in fair market value of investments (Notes 2 and 3)	6,719,058
Administrative expenses	234,919
Other	1,247
Total deductions	11,358,507
NET DECREASE	(2,010,359)

NET ASSETS AVAILABLE FOR BENEFITS,
Beginning of the year	55,433,461
NET ASSETS AVAILABLE FOR BENEFITS,
End of the year	$53,423,102

The accompanying notes are an integral part of this statement.

VAIL RESORTS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN:

Vail Associates, Inc. (the "Company") is the plan sponsor for the Vail Resorts 401(k) Retirement Plan (the "Plan"). The Plan covers all eligible employees of the Company and participating employers and excludes leased employees, non-resident aliens, employees covered by a collective bargaining agreement and independent contractors. The following description of the Plan provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Plan Amendments

On December 18, 2001, the Board of Directors resolved to amend the Plan to comply with recent tax law changes. The Board of Directors also resolved to submit the amended and restated Plan to the Internal Revenue Service for a new determination letter.

During 2001, the Plan was amended to reflect a number of transactions the Company had with other entities. The effect of these transactions and the amendments to the Plan are summarized as follows:

  Effective March 1, 2001, Resort Technology Partners, LLC, adopted the Plan as a participating employer.
  On October 15, 2001, the Company entered into a Limited Liability Company Agreement (the "Agreement") with Oly Park, L.P., in which the Company and Oly Park, L.P. became the sole members of Rockresorts International, LLC, which manages hotel and resort properties including Rockresorts Cheeca, LLC, Rockresorts Equinox, Inc., Rockresorts La Posada, LLC, Rockresorts Casa Madrona, LLC, and Rockresorts Rosario, LLC (collectively the "Rock Resorts Properties"). In connection with the agreement, effective November 15, 2001, Rockresorts International, LLC and the Rock Resorts Properties adopted the Plan as participating employers. Rock Resorts employees were granted prior service credit with respect to eligibility and vesting under the Plan. If, after receiving prior service credit, Rock Resorts employees met the minimum age and service requirements of the Plan, they were eligible to participate in the Plan on the first day of the payroll period beginning after their date of hire by the Company. The Plan accepted direct cash rollovers and loans of Rock Resorts employees from their previous employers' qualified plans.
  On October 15, 2001, the Company purchased all of the partnership interests in Olympus Rancho Mirage, L.P. ("Rancho Mirage"). Rancho Mirage owns The Lodge at Rancho Mirage. Effective December 1, 2001, Rancho Mirage adopted the Plan as a participating employer. Rancho Mirage employees were granted prior service credit with respect to eligibility and vesting. If, after receiving prior service credit, these employees met the minimum age and service requirements of the Plan they were eligible to participate in the Plan, on the first day of the payroll period beginning after their date of hire by the Company.
  On July 6, 2001, the Company purchased the Vail Marriott Mountain Resort & Spa ("Vail Marriott"). Effective December 17, 2001, employees of Vail Marriott were granted prior service credit for all purposes under the Plan. If, after receiving prior service credit, Vail Marriott employees met the minimum age and service requirements of the Plan they were eligible to participate in the Plan, on the first day of the payroll period beginning after their date of hire by the Company.

Eligibility and Contributions

Employees are eligible to participate in the Plan upon attaining the age of 21 and completing one year of employment, as defined by the Plan document, including a minimum of 1,000 hours of service. Employees completing 1,500 cumulative hours of service also are eligible to participate in the Plan.

Each participant may elect to contribute before-tax contributions from 2% to 22% of their compensation, as defined in the Plan document. However, before-tax contributions shall not exceed $10,500 in the calendar year ending December 31, 2001, as set forth by the Internal Revenue Code ("IRC"). Participants may also elect to make after-tax contributions in whole percentages of their compensation. The maximum combined before-tax and after-tax contribution shall not exceed 22% of compensation.

The Company makes matching contributions of 50% of each participant's before-tax elective contributions, limited to 3% of the participant's monthly compensation each pay period. An additional discretionary matching contribution may also be made at or after year-end for participants who elected to defer less than 6% of their compensation during part of a plan year and more than 6% during the remainder of the year. The additional contribution, if made, is designed to adjust the aggregate employer match for the year to equal the lesser of 3% of the employee's annual compensation or 50% of his or her before-tax contributions for the entire year.

Due to limitations imposed by the IRC, the sum of Company contributions and participant deferred contributions may not, in general, exceed the lesser of 25% of a participant's compensation for the year or $35,000 ("415 limits").

Subject to the Committee's approval, participants may elect rollovers of amounts from other qualified plans in accordance with the IRC.

Participant Accounts

Each participant's account is credited with his or her contribution, the Company matching contribution, additional discretionary Company matching contributions, if any, rollovers and an allocation of Plan earnings and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

Vesting

Participants' contributions are immediately 100% vested. Vesting in the Company's contributions is according to the following schedule:

Years of Service	Vested Percentage

Fewer than 1	0%
1	25%
2	50%
3	75%
4	100%

When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account represents a forfeiture. Forfeitures are applied toward payment of Company matching contributions otherwise required or are used to pay administrative expenses of the Plan. Total forfeitures created and then used to reduce Company contributions were $48,618 for the year ended December 31, 2001. Forfeitures used to pay administrative expenses of the Plan were $28,134. The employer contribution receivable as of December 31, 2001 and 2000 has been shown net of forfeitures applied. Unallocated forfeitures as of December 31, 2001 and 2000 were approximately $21,000 and $49,000, respectively.

Termination Provisions

Although the Company has not expressed any intent to do so, it has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Payments of Benefits

A participant's entire interest in the Plan is payable by lump sum, installments or annuity upon death of the participant, upon attaining normal retirement age (65), or upon being considered disabled as determined by the Committee. Upon other terminations of service, a participant may elect to receive a distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

Loans to Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear a reasonable rate of interest as determined by the Committee. The loans are subject to certain restrictions, as defined by the Plan document and applicable restrictions under the IRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments in money market funds and mutual funds are stated at fair value based on quoted market prices. Company common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Loans are valued at cost which approximates fair market value.

Net realized and unrealized gain on investments is shown as net depreciation in fair market value of investments in the accompanying financial statements and is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Administrative Expenses

Expenses of administering the Plan are paid by the Plan. Loan and investment fees are deducted from the participants' accounts on a pro-rata basis. For the year ended December 31, 2001 loan and investment fees paid by the Plan were $234,919.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS:

Various investment advisors manage the Plan's assets. Participants may direct their investments in various investment options in mutual funds and money market funds. Participants may also invest in Vail Resorts, Inc. common stock, a publicly traded security.

The following presents investments which exceed 5% of net assets available for benefits as of December 31, 2001 and 2000:

	2001		2000
		Fair		Fair
	Units/Shares	Value	Units/Shares	Value
Frank Russell Investment Company
Money Market Fund-
Russell Money Market Fund	4,870,122	$4,870,122	3,872,019	$3,872,019
Mutual Funds-
Russell Equity I	220,584	6,046,201	185,359	6,001,916
Russell Equity Q	186,658	6,019,718	167,409	6,065,260
Russell International Fund	169,785	5,018,836	134,493	5,105,350
Russell Fixed III	358,826	3,559,552	376,490	3,723,493

The Vanguard Group
Mutual Funds-
Vanguard 500 Index Fund	58,621	6,207,332	58,711	7,154,473

Putnam Investments
Mutual Funds-
Putnam New Opportunities Fund	105,502	4,323,487	116,873	6,851,088

Davis Funds
Mutual Funds-
Davis New York Venture Fund	133,442	3,393,420	135,805	3,903,026

During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(6,501,412)
Vail Resorts, Inc. common stock	(217,646)
$(6,719,058)

4. INCOME TAXES:

The Company received a favorable determination letter from the IRS dated January 31, 1997, stating that the Vail Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related Trust was tax exempt as of December 31, 2001 and 2000.

The Plan filed for a new determination letter with the IRS on December 31, 2001.

The Plan failed the nondiscrimination testing for the 2000 Plan year. Certain participants also exceeded the 415 limits of the IRC. Corrective distributions were made by the Company and have been included in the accompanying financial statements.

5. RELATED PARTY TRANSACTIONS:

Certain plan investments are shares of money market funds and mutual funds offered by Frank Russell Investment Company, the Vanguard Group, the Franklin Templeton Group, Putnam Investments, Davis Funds, Charles Schwab and Co., Inc., and Columbia Funds, the asset custodians of the Plan. As such, these transactions qualify as party-in-interest. Certain Plan investments are also shares of Vail Resorts, Inc. common stock, which also qualify as party-in-interest.

6. RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in money market funds, mutual funds and Vail Resorts, Inc. common stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

7. SUBSEQUENT EVENTS:

In December 2000, the Company acquired Snake River Lodge & Spa ("Snake River"). Effective January 1, 2002, Snake River adopted the Plan as a participating employer. Snake River employees were granted prior service credit with respect to eligibility but not vesting.

On January 31, 2002, the Company's Board of Directors resolved to remove Advisors Trust Company as Trustee of the Plan and appoint Security Trust Company.

On March 26, 2002, the Company purchased all of the partnership interests in Heavenly Valley, Limited Partnership ("Heavenly Valley"). Effective May 9, 2002, Heavenly Valley adopted the Plan as a participating employer. Prior service credit was granted for Heavenly Valley employees for all purposes under the Plan.

SCHEDULE I

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

Identity of Issue, Borrower,		Shares or	Current
Lessor or Similar Party	Description of Investment	Units	Value

	Money market funds:
* Frank Russell Investment Company	Russell Money Market Fund	4,870,122	$4,870,122
* Charles Schwab and Co., Inc.	Schwab Money Market Fund	98,540	98,540
	Total Money Market Funds:		4,968,662

	Mutual funds:
* Frank Russell Investment Company	Russell Emerging Markets	154,852	1,288,369
	Russell Equity I	220,584	6,046,201
	Russell Equity II	80,662	2,604,565
	Russell Equity Q	186,658	6,019,718
	Russell International Fund	169,785	5,018,836
	Russell Real Estate Securities	52,755	1,520,390
	Russell Fixed I	115,702	2,469,071
	Russell Fixed III	358,826	3,559,552
	Russell Short-Term Bond Fund	58,800	1,097,800
* The Vanguard Group	Vanguard 500 Index Fund	58,621	6,207,332
* The Franklin Templeton Group	Templeton Foreign Fund	148,100	1,369,926
* Putnam Investments	Putnam New Opportunities Fund	105,502	4,323,487
* Davis Funds	Davis New York Venture Fund	133,442	3,393,420
* Columbia Funds	Columbia High Yield Fund	96,058	852,036
* Oak Associates Funds	Pin Oak Aggressive Stock Fund	9,737	232,616
	Total mutual funds		46,003,319

* Vail Resorts, Inc.	Common stock	37,800	670,194

	Loans secured by participant's vested accrued benefits, interest rates range from 6% to 9%	1,421,876	1,421,876

	Total investments		$53,064,051

* Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vail Resorts 401(k) Retirement Plan

June 27, 2002	/s/ Nanci N. Northway
Vice President & Controller